

October 16, 2020

Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, CO 80301

> **Re: Biodesix, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 14, 2020**
> **File No. 333-249260**

Dear Mr. Hutton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed October 14, 2020

Preliminary Results for the Third Quarter, page 5

1. Please address the following:
   - We note that you present the results for the nine-month period ended September 30, 2020. Please also revise to present the results for the three-month period, including a similar breakdown between diagnostic test revenue and service revenue. Discuss any material trends in the third quarter preliminary results as compared to the second quarter reported results. In addition, please note that when a range is presented rather than a specific number, the range should be sufficiently narrow to be meaningful. Refer to Item 10(b) of Regulation S-K;
   - Please revise to balance your preliminary revenue information by presenting other measures of your performance such as operating expenses and net income (loss). To

the extent this information is unavailable and you are unable to provide meaningful ranges, then please indicate this circumstance in your response and revise the prospectus to provide qualitative disclosure, as applicable, to provide investors with an understanding of whether you have experienced any positive or negative trends in these areas during the three and nine month periods; and

- We note your statement that your actual results for the nine months ended September 30, 2020 may "differ materially" from your preliminary estimates, which at this point is limited to revenue estimates. Please remove this disclaimer, or explain to us why this disclaimer is appropriate in the context of the estimates you present.

<u>Material Agreements, page 155</u>

2. We refer to Exhibits 10.29 to 10.32 and comment 15 from our comment letter dated September 9, 2020. Please revise to describe each of your material contracts with Bio-Rad concerning COVID-19 testing.

You may contact David Burton at (202) 551-3626 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences